Exhibit 4.1

Incorporated in the Cayman Islands

Meili Auto Holdings Limited

This is to certify that

is / are the registered shareholder(s) of:

No. of Shares	Type of Share	Par Value
	Class A Ordinary	USD 0.0001
Date of Record	Certificate Number	% Paid

The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.

Given under the common seal of the Company

Director